UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 0-12701

CUCOS INC.
(Exact name of registrant as specified in its charter)

110 Veterans Blvd., Suite 222
METAIRIE, LOUISIANA 70005
(612) 338-4722
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii) [X]	Rule 12h-3(b)(1)(ii) [X]
Rule 12g-4(a)(2)(i) [ ]	Rule 12g-4(a)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 425

Pursuant to the requirements of the Securities Exchange Act of 1934, this certification/notice has been signed below on May 24, 2002 by the following person on behalf of the Registrant and in the capacities indicated.

NAME AND SIGNATURE	TITLE

/s/ James W. Osborn	President
James W. Osborn

End of Filing